September 10, 2024

Jason Adams
Chief Executive Officer
Next Thing Technologies, Inc
2180 Vista Way Unit B #1096
Oceanside, California 92054

       Re: Next Thing Technologies, Inc
           Post-Qualification Amendment No. 1 to Form 1-A
           Filed on August 16, 2024
           File No. 024-12260
Dear Jason Adams:

       We have reviewed your amendment and have the following comment(s).

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 1 to Form 1-A
Cover Page

1. Please revise your cover page and applicable risk factor to disclose the approximate voting percentage that you expect your CEO to have assuming the maximum amount of shares are sold in this offering. Also revise the risk factor on page 11 regarding voting control.
Dilution, page 13

2.     Please address the following as it relates to your dilution disclosures:
           Update the dilution table to reflect the information as of December 31, 2023 or the most recent balance sheet date included in the filing.
           You appear to reflect the shares of common stock sold by selling shareholders as newly issued shares in your dilution calculation. Exclude these shares from your calculation as they appear to be already reflected in your historical number of shares.
 September 10, 2024
Page 2

PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS, page 15

3. We note the link you provide to your Offering Circular is not active (https://nextthing.tech/filings). We also note that the link to the
Offering Circular on your
       Web site is to the original circular, not the recent post-qualification amendment. Please provide an updated link.
THE COMPANY'S BUSINESS, page 22

4. Disclosure on your website seems to indicate the company's lack of lithium use in its product. However, disclosure in your offering circular seems to indicate that lithium represents a material aspect of your costs of raw materials. Please revise your offering circular, wherever applicable, to remedy this inconsistency.
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS, page
28

5. Please update your beneficial ownership table as of a more recent practicable date.
       Also, note 4 to the table indicates Salinity owns no securities, contrary to the information in the table here and on page 17. Please reconcile.
SECURITIES BEING OFFERED, page 29

6. Please revise this section to describe all conversion features of your Class B Common
       Stock.
General

7. Please ensure that the following information in your disclosures are consistent throughout your filing:
           Number of shares sold and related proceeds received through August 5, 2024 in the
           Regulation A offering.
           Amount of maximum net offering proceeds.
8. Please revise your cover page and Summary sections to clarify the amount of securities being offered by the company and the total amount of bonus shares issuable assuming the maximum. In this regard, we note your footnote (3) on page 2 states that the 25,000,000
       Class A Common Stock outstanding after this offering assumes that the maximum number of Bonus Shares proposed for issuance in this Offering are issued.
9. On pages 12 and 20, you disclose that the jury trial waiver provision in Exhibits 4.1 and
       4.2 applies to claims under the federal securities laws. Please reconcile with the actual provision included on pages 6 and 7 of those exhibits, which excludes from its scope claims arising under those laws. Similarly, on pages 12 and 20, you disclose your belief regarding the applicability of the exclusive forum provision in Exhibits
4.1 and 4.2 to
       claims arising under the federal securities laws. However, the actual forum provision on page 6 of those exhibits appears to specifically exclude from its scope claims arising under those laws. Please reconcile.
 September 10, 2024
Page 3
Exhibit 11.1, page III-1

10. Please include a revised consent that also references the financial statements as of and for the fiscal year ended December 31, 2022, to be consistent with the financial statement periods covered in the audit report.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Andrew Stephenson